Exhibit 99.B(12)(b)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 31, 2014

Pax MSCI EAFE ESG Index ETF

c/o Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

Pax MSCI International ESG Index Fund

c/o Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated March 31, 2014, by and between Pax World Funds Trust II, a Massachusetts business trust (“Trust II”), on behalf of one of its series, Pax MSCI EAFE ESG Index ETF (“Target Fund”), the Pax World Funds Series Trust I, a Massachusetts business trust (“Trust I”), on behalf of one of its series, Pax World International Fund (“International Fund”), and Trust I, on behalf of another one of its series, Pax MSCI International ESG Index Fund (“Acquiring Fund” and together with Target Fund and International Fund, the “Funds”), and, solely for the purpose of paragraphs 6.8 and 10.2 of the Agreement, the Funds’ investment adviser, Pax World Management LLC (“Pax World”).  The Agreement describes proposed transactions to occur as of the date of this letter, pursuant to which Acquiring Fund will (i) first, acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund (the “Reorganization”), and (ii) second, after the transactions described in clause (i), acquire substantially all of the assets of International Fund in exchange for shares of beneficial interest in Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of International Fund, following which the shares of beneficial interest in Acquiring Fund received by International Fund will be distributed by International Fund to its shareholders in liquidation and termination of International Fund.  This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9.5 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of Trust II, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.

Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Trust I, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option.  Acquiring Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Proxy Statement filed December 18, 2013, and such other items as we have deemed necessary to render this opinion.  In addition, each of Target Fund, International Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”), representing as to certain facts, occurrences and information upon which each of Target Fund, International Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents.  We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, as further described below, for U.S. federal income tax purposes:

(i)            The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and Acquiring Fund and Target Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)           Under Section 1032 of the Code, Acquiring Fund will not recognize any gain or loss upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(iii)          Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Target Fund transferred to Acquiring Fund in the Reorganization will be the same as Target Fund’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (v) below;

(iv)          Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Target Fund asset transferred to Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (v) below, will include the period during which such asset was held or treated for U.S. federal income tax purposes as held by Target Fund;

(v)           Under Sections 361 and 357(a) of the Code, Target Fund will not recognize gain or loss upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Target Fund, (2) upon the termination of a position, or (3) upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(vi)          Under Section 354 of the Code, Target Fund shareholders will not recognize any gain or loss upon the exchange of their Target Fund shares for Acquiring Fund Shares in the Reorganization;

(vii)         Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares a Target Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(viii)        Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the shareholder’s holding period for the Target Fund shares exchanged therefor, provided that the shareholder held those Target Fund shares as capital assets; and

(ix)          Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “Service”).  In that ruling, the Service held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the Service based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the Service’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July 2005 and subsequent private letter rulings (that indicate the Service’s view on these issues but on which, as a matter of law, we are not permitted to rely under Section 6110(k)(3) of the Code) suggest that the Service’s position on this issue is evolving:  in each of these rulings, the Service relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the Service’s 1987 revenue ruling were a correct statement of law, the facts of the Reorganization would be distinguishable from those in the ruling.

We believe that Acquiring Fund will continue Target Fund’s historic business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end investment company as a result of having adopted the investment objectives, policies, and restrictions of Target Fund, seeking investment returns, before fees and expenses, that closely correspond to the price and yield performance of the MSCI EAFE ESG Index (the “Index”)  by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of the Index and in American Depository Receipts, Global Depository Receipts and Euro Depository Receipts representing the component securities of the Index.  Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be in the normal course of operations (which include redemptions) and fully consistent with Acquiring Fund’s investment objectives and strategies, including those objectives and strategies it shares with Target Fund, and all proceeds generated by such dispositions not distributed, including in redemption, will be reinvested in a manner fully consistent with such policies.  Based upon all the facts and circumstances including those recited above, we are of the opinion that Acquiring Fund will continue the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that, as a result, the continuity of business enterprise doctrine is fulfilled.  We call to your attention the fact that there is no case law, and Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling), dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving two or more investment companies.

No ruling has been or will be obtained from the Service as to the subject matter of this opinion and there can be no assurance that the Service or a court of law will concur with the opinion set forth above.  Our opinion is based on the Code, Treasury Regulations, Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ ROPES & GRAY LLP
Ropes & Gray LLP